UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Genesee & Wyoming, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   37-1559105
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                                 (CUSIP Number)

                               Michael L. Zuppone
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 2, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with res ect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


605088.1

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--------------------
CUSIP No. 37-1559105              SCHEDULE 13D
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Suzanne M. Fuller
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /   /
                                                           (b) /   /

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3    SECTION USE ONLY



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--------------------
CUSIP No. 37-1559105              SCHEDULE 13D
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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                         /   /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York
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                    7    SOLE VOTING POWER
                         318,941
NUMBER OF           -----------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             0
OWNED BY EACH       -----------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH              318,941
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     318,941
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /  /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
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14   TYPE OF REPORTING PERSON*
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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--------------------
CUSIP No. 37-1559105              SCHEDULE 13D
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Item 1.   Security and Issuer.

          This Statement relates to shares of Class A Common Stock (the "Shares") of Genessee & Wyoming, Inc. (the "Issuer"), whose principal executive offices are located at 71 Lewis Street, Greenwich, Connecticut 06830.

Item 2.   Identity and Background.

          (a)-(c) and (f). This Statement is filed by Suzanne M. Fuller (the "Reporting Person"). The Reporting Person is a United States citizen and currently resides at 5 Martin Road, Rye, New York 10580. The Reporting Person is currently unemployed.

          (d) & (e). During the last five years, Reporting Person has neither been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          317,091 of the Shares to which this Statement relates were transferred to the Reporting Person pursuant to the terms of a Domestic Relations Order issued by the Supreme Court of the State of New York, County of Westchester (the "Domestic Relations Order"). The order was entered in the office of the County Clerk of the County of Westchester, New York on May 15, 1997.

Item 4.   Purpose of Transaction.

          (a)-(j). The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934 as amended (the "Exchange Act").

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) As reported in the Issuers's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, there were 4,399,463 Shares outstanding as of March 31, 1997. As of the date hereof, the Reporting Person held an aggregate of 318,941 Shares, constituting approximately 7.3% of the Shares outstanding. The Reporting Person is the sole beneficial owner of the foregoing 318,941 Shares and accordingly possesses the sole power to vote or dispose of the Shares.

          (c) See Item 4 for a discussion of the circumstances under which the Reporting Person acquired the Shares the beneficial ownership of which is reported in this Statement.

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CUSIP No. 37-1559105              SCHEDULE 13D
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          (d) Not Applicable.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

          Pursuant to the terms of the Domestic Relations Order, Mortimer B. Fuller III is obligated to transfer to the Reporting Person an aggregate of 444,610 Shares pursuant to the terms of a certain agreement, dated May 13, 1997, between the Reporting Person and Mr. Fuller with respect to the division of marital property. The Reporting Person received 317,091 of the foregoing Shares as discussed in Item 3.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.    Description

1. Domestic Relations Order, entered in the office of the County Clerk of Westchester, New York on May 15, 1997.

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                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.






Dated:   June 9, 1997



                                       /s/ Suzanne M. Fuller
                                       ----------------------------------
                                       Suzanne M. Fuller

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                                                                     EXHIBIT 1.



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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF WESTCHESTER

- - - - - - - - - - - - - - - - - - - - - - - -x

SUZANNE M. FULLER,                                  IAS Refer To:
                                                    HON.
                                Plaintiff,

                  - against -                       DOMESTIC RELATIONS
                                                    ORDER
MORTIMER B. FULLER,
                                                    Index No.:  97-03203
                                Defendant.
- - - - - - - - - - - - - - - - - - - - - - - -x


          WHEREAS, a certain Agreement dated May 13, 1997 (the "Agreement") between Mortimer B. Fuller III (the "Husband"), and Suzanne Fuller (the "Wife"), was filed in the Westchester County Clerk's Office on May 14, 1997, whereby among other things, a division of marital property was required; and

          WHEREAS, the Agreement requires the entry of an order (this "Order") to provide for the transfer of an aggregate of up to 444,610 shares (or more in the event of a stock split) of Class A Common Stock of Genesee & Wyoming Inc. (the "Shares") to Suzanne Fuller and the Fuller Investment Partnership L.P. (the "Partnership") as follows:

          A. Mortimer Fuller is to transfer 340,074 of the Shares to Suzanne Fuller pursuant to Article III(d)(ii) of the Agreement.

          B. Mortimer Fuller is to transfer an additional 29,768 of the Shares to Suzanne Fuller who will simultaneously transfer the same 29,768 of the Shares to the Partnership pursuant to Article III(d)(iii) of the Agreement.

          C. Mortimer Fuller is to transfer an additional 29,766 Shares to the Partnership pursuant to Article III(d)(ii) of the Agreement.

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          D.   Mortimer Fuller is to transfer to Suzanne Fuller up to an
               additional 45,000 of the shares (adjusted for any stock split) he acquires which represents one-half of the shares which he can receive from the exercise of certain options pursuant to Article III(d)(v) of the Agreement; and

          WHEREAS, this Order is intended to be a "domestic relations order" as defined in Section 414(p) of the Internal Revenue Code and Section 206(d)(3) of the Employee Retirement Income Security Act, or the rules thereunder.

          NOW, THEREFORE, it is hereby ORDERED AND ADJUDGED as follows:

          1. Mortimer Fuller shall distribute the Shares to Suzanne Fuller and the Partnership in accordance with the terms of the Agreement, and to the extent of such distribution, the Agreement is hereby approved.

          2. Jurisdiction Retained. This Court shall retain jurisdiction to make changes in this Order to the extent necessary to carry out the intent of the parties as provided in the Agreement and the Immediate Order.

                                    ENTER IN WESTCHESTER COUNTY:

                                    -----------------------------------
                                    HON.                         J.S.C.



605088.1


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APPROVED AS TO FORM AND SUBSTANCE; NOTICE
OF SETTLEMENT WAIVED:



--------------------------------------
BERMAN EAVERO FRUCCO & GOUZ p.c.
Attorneys for Defendant
By:  HENRY S. BERMAN, ESQ.



--------------------------------------
COHEN GOLDSTEIN & SILPE LLP
Attorneys for Plaintiff
By:  JEFFREY R. COHEN, ESQ.

605088.1